Exhibit 5

March 11, 2020, Mexico City, United States of México

ANNUAL REPORT OF COMMITTEE OF CORPORATE PRACTICES OF VISTA OIL & GAS, S.A.B. DE C.V.

To the Board of Directors of

Vista Oil & Gas, S.A.B. de C.V.

Dear Ladies and Gentlemen:

In my capacity as the Chairman of the Corporate Practices Committee (the “Committee”) of Vista Oil & Gas, S.A.B. de C.V. (the “Company” or “Vista”), in compliance with the provisions of Section 43, subsections I and II of the Securities Market Act (“SMA”) and Section 38 of the by-laws of the Company, I proceed to submit the annual report approved by all the members of said committee, regarding the activities and operations carried out by the Committee in the fiscal year ended December 31, 2019.

In consideration of the provisions contained in the SMA, during the relevant fiscal year, the Committee generally focused on carrying out the corporate practices activities that the applicable law and the by-laws of the Company confers on the Committee, in order to assist the Board of Directors in the management of the Company, and holding periodic and regular meetings with different relevant officers of the Company, and consequently to ensure the prudent management of the Company and its various projects,

With regard to specific concepts corresponding to the functions approved for this committee, we present the following results:

PERFORMANCE OF THE RELEVANT EXECUTIVES OF THE COMPANY

During the fiscal year ended on December 31, 2019, (i) the CEO of the Company, the relevant executives of the Company and its subsidiaries have complied satisfactorily with their assigned goals and their responsibilities; and (ii) no observation regarding the performance of the relevant executives of the Company was submitted to this Committee.

OPERATIONS WITH RELATED PARTIES

During the fiscal year ended on December 31, 2019, the Committee analysed and recommended to the Board of Directors, to approve the definitive agreements for the implementation of the investment of the Company, through its subsidiaries Vista Oil & Gas Holding I, S.A. and Vista Oil & Gas Argentina S.A., together with Aleph Midstream Holdings L.P., REL Amsterdam I, B.V., Wayne Infrastructure Holdings L.P., and the relevant executives Messrs. Miguel Galuccio, Pablo Vera Pinto, Juan Garoby, Alejandro Cherñacov and Gastón Remy in Aleph Midstream S.A., for the development of the midstream business in order to meet the needs of the Company to fund the growth of its upstream business in Argentina (the “Midstream Transaction”).

Since the Midstream Transaction constitutes an operation with related parties, the Committee thoroughly analysed that said transaction: (i) results from the ordinary operations of the Company’s business; (ii) fulfils the purpose of streamlining the Company’s operations and maximizing the value of the Company for its shareholders; (iii) is executed at market value; and (iv) has been clearly stated in the financial statements. For this purpose, we have relied on the internal audit controls and on the independent expert fairness opinion provided by Evercore Group LLC related to the market terms and related operations to the Midstream Transaction.

Moreover, based on the foregoing, the Committee recommended to the Board of Directors of the Company, to request that Messr. Miguel Galuccio and Kenneth Ryan refrain from participating and voting in any deliberation related to the approval of the definitive agreements for the implementation of investments of the Company, through its subsidiaries Vista Oil & Gas Holding I, SA and Vista Oil & Gas Argentina S.A., for the development of the midstream business. It is also reported that this recommendation was followed by the Board of Directors when it had to approve the final agreements.

EXEMPTIONS REGARDING BUSINESS OPPORTUNITIES

In relation to the Midstream Transaction, this Committee timely recommended and requested the Board of Directors of the Company to approve the exemptions of business opportunities for Messrs. Pablo Vera Pinto, Juan Garoby, Alejandro Cherñacov, Gastón Remy, Miguel Matías Galuccio and Kenneth Ryan.

Notwithstanding the aforesaid, during the fiscal year ended on December 31, 2019 no other exemptions were granted for a director, relevant executive or person with supervisory authority to take advantage of business opportunities for themselves or in favour of third parties, related to the Company or its subsidiaries or those in which the Company has a significant influence. Moreover, no exemptions where granted for the operations referred on Section 28, subsection III, item f) of SMA.

CORPORATE RISKS MANAGEMENT

During the fiscal year ended on December 31, 2019 we have reviewed the business risks matrix prepared and presented by the relevant executives of the Company, as well as the identification of the main standards and actions to mitigate such risks.

During the fiscal year that will end on December 31, 2020 we will continue to work together with the relevant officers and the management of the Company in the deployment of the necessary measures to monitor, mitigate and report the different risks on a timely manner, in the framework of a global agenda.

ETHIC CODE AND COMPLIANCE PROGRAM

During the fiscal year ended on December 31, 2019 the Committee reviewed and approved certain modifications to the Ethic Code approved on 2018, and new compliance policies of the Company, and we ensured its duly implementation, as well as its actualization and diffusion to the personnel.

In addition, the Committee has made a report that was timely submitted to the Board of Directors in which the New York Stock Exchange’s (NYSE) Compliance obligations were detailed and analysed.

Also, in relation to the Midstream Transaction, the Committee issued a series of recommendations related to the corporate governance of the new vehicles in order to avoid any potential future conflict of interest, as it implied a transaction with Related Parties.

ADMINISTRATIVE MATTERS

During the fiscal year ended on December 31, 2019, we held periodic meetings of the Committee to establish recommendations and standards for the administration of the Company in our field of competence, as well as its improvement. When convenient, we requested the support and opinion of independent consultants.

The work carried out was duly registered in the minutes drafted on every meeting held, which were promptly reviewed and approved by the members of the Committee together with their Annexes. The Chairman of the Committee submitted periodic reports to the Board of Directors related to the activities developed by the Committee.

This report has been unanimously approved by the members of the Committee.

Sincerely yours,

/s/ Mauricio Doehner Cobián
Mauricio Doehner Cobián
Chairman of the Committee of Corporate Practices of Vista Oil & Gas, S.A.B. de C.V.

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